EXHIBIT 3.2

ARTICLES OF AMENDMENT TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

E COM VENTURES, INC.

a Florida corporation

Pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, the Amended and Restated Articles of Incorporation of E Com Ventures, Inc. (the “Corporation”) are hereby amended as follows:

1. The first paragraph of Article III of the Amended and Restated Articles of Incorporation is hereby amended to provide the following:

The aggregate number of shares of all classes of capital stock that the Corporation shall have authority to issue is twenty-one million (21,000,000) shares, consisting of (i) twenty million (20,000,000) shares of common stock, par value $0.01 per share (the “Common Stock”), and (ii) one million (1,000,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Except as hereby amended, the Amended and Restated Articles of Incorporation of the Corporation shall remain the same.

2. The foregoing amendment to the Amended and Restated Articles of Incorporation of the Corporation was recommended by the Board of Directors of the Corporation and submitted to the shareholders of the Corporation for approval at the special meeting of the shareholders of the Corporation, held on August 8, 2008. The amendment to the Amended and Restated Articles of Incorporation of the Corporation was approved by the shareholders of the Corporation, with the number of votes cast for the amendment being sufficient for approval in accordance with the applicable provisions of the Florida Business Corporation Act.

IN WITNESS WHEREOF, the undersigned duly authorized officer of the Corporation has executed these Articles of Amendment to the Amended and Restated Articles of Incorporation as of this 8th day of August, 2008.

/s/ Michael W. Katz
Michael W. Katz
President